UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      HOSPITALITY WORLDWIDE SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   44106N 10 0
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                                 (CUSIP number)

                                   E.W. Plaut
                                 c/o Relco Inc.
                    3 Stamford Landing, 46 Southfield Avenue
                           Stamford, Connecticut 06902
                                 (203) 975-7254
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 31, 1996
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                     ------------------------------
CUSIP No.44106N 10 0                  13D           Page 2 of 6 Pages
-----------------------------                     ------------------------------


================================================================================
          1       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Watertone LLC
                                  06-1453054
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          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                        (b) / /
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          3       SEC USE ONLY

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          4       SOURCE OF FUNDS*
                                  OO(1)
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          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                  Delaware
--------------------------------------------------------------------------------
 NUMBER OF                       7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                               2,300,000(2)
  OWNED BY             ---------------------------------------------------------
    EACH                         8     SHARED VOTING POWER
 REPORTING
PERSON WITH                                Not Applicable
                       ---------------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                           2,300,000(2)
                       ---------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                           Not Applicable
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                                  2,300,000(2)
--------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     34.3%
--------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                                  OO(3)
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Shares transferred to the Reporting Person in a reorganization of Watertone Holdings LP, a Delaware limited partnership (the "Partnership"). The Reporting Person is the general partner of the Partnership.
(2) Consists of (i) 500,000 shares held by the Reporting Person; and (ii) 1,800,000 shares held by the Partnership. The Reporting Person, as the general partner of the Partnership, is deemed to beneficially own all of the shares of Hospitality Worldwide Services, Inc. held by the Partnership.
(3)      The Reporting Person is a Delaware limited liability company

-----------------------------                     ------------------------------
CUSIP No.44106N 10 0                  13D           Page 3 of 6 Pages
-----------------------------                     ------------------------------



Item 1.           Security and Issuer
                  -------------------

                  The title of the class of equity security to which this statement relates is the Common Stock, $.01 par value per share, of Hospitality Worldwide Services, Inc. (f/k/a Light Savers U.S.A., Inc.), a New York corporation ("Hospitality"), and the address of its principal executive offices is 509 Madison Avenue, Suite 1114, New York, New York 10022.


Item 2.           Identity and Background
                  -----------------------

                  This statement is being filed by Watertone LLC, a Delaware limited liability company (the "Reporting Person") with a business address at c/o Relco Inc., 3 Stamford Landing, 46 Southfield Avenue, Stamford, Connecticut 06902. The Reporting Persons's principal business is investment holdings. The Managers of the Reporting Person are Joel A. Asen, John A. Garraty, Jr. and E.W. Plaut. The names, business addresses, citizenship and principal occupations of Messrs. Asen, Garraty and Plaut are set forth in Schedule A attached to this Statement.

                  During the last five years, neither the Reporting Person, Joel
A. Asen, John A. Garraty, Jr., nor E.W. Plaut has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

                  On June 13 1996,  Watertone  Holdings  LP, a Delaware  limited partnership of which the Reporting Person is the general partner (the "Partnership"), acquired from Watermark Investments Limited, a Delaware corporation, 2,300,000 shares of common stock, par value $.01 per share, of Hospitality (the "Common Stock"), in exchange and consideration for a limited partnership interest in the Reporting Person.

                  On October 31, 1996, pursuant to a reorganization of the Partnership through an amendment and restatement of the Partnership's Agreement of Limited Partnership, the Partnership transferred its interest in 500,000 shares of Common Stock to the Reporting Person.

-----------------------------                     ------------------------------
CUSIP No.44106N 10 0                  13D           Page 4 of 6 Pages
-----------------------------                     ------------------------------


Item 4.           Purpose of Transaction.
                  -----------------------

                  The Reporting Person acquired the 500,000 shares of Common Stock in order to obtain an equity position in Hospitality. It intends to hold said shares of Common Stock for investment purposes and not to facilitate a possible acquisition of control of Hospitality. Notwithstanding the foregoing, however, depending on the pricing, availability of the Common Stock, future developments at and pertaining to Hospitality, other investment and business opportunities available to the Reporting Person, and general economic conditions, the Reporting Person or its affiliates may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of Common Stock or otherwise seek to obtain control of Hospitality. In addition, depending on the factors described above, the Reporting Person also may determine to sell in the open market, in privately negotiated transactions, or otherwise, all or part of their shares of Common Stock.


Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  (a) As of the date hereof, the Reporting Person beneficially owned 2,300,000 shares of Hospitality Common Stock. Such shares constitute 34.3% of the shares of Hospitality common stock outstanding as of the date hereof. As of the date hereof there were 6,700,655 shares of Hospitality common stock issued and outstanding.

                  (b) The Reporting Person has the sole power to vote and to dispose of all of the shares of Hospitality Common Stock referred to in paragraph (a) above.

                  (c) See "Item 3. Source and Amount of Funds and Other Consideration" above for information as to shares of Hospitality Common Stock recently acquired by the Reporting Person. Except as disclosed therein, the Reporting Person has not acquired, within the past 60 days, any shares of Hospitality Common Stock.

                  (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Hospitality Common Stock that are the subject of this Schedule 13D.

                  (e) Not applicable.

-----------------------------                     ------------------------------
CUSIP No.44106N 10 0                  13D           Page 5 of 6 Pages
-----------------------------                     ------------------------------


Item 6.           Contracts, Arrangements, Understandings or
                  --------------------------------------------
                  Relationships with Respect to the Securities
                  --------------------------------------------
                  of the Issuer.
                  --------------

                  The Reporting Person understands that Hospitality has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 with respect to the registration of common stock for resale currently held by the Reporting Person and certain other stockholders of Hospitality.

Item 7.           Material to be Filed as Exhibits.
                  ---------------------------------

                  None



                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 23, 1996
                                       WATERTONE LLC



                                       By:   /s/ John A. Garraty, Jr.
                                             ------------------------------
                                                 John A. Garraty, Jr.
                                                 Manager

-----------------------------                     ------------------------------
CUSIP No.44106N 10 0                  13D           Page 6 of 6 Pages
-----------------------------                     ------------------------------

                                   SCHEDULE A


                                         Watertone LLC
                                         c/o Relco, Inc.
                                         3 Stamford Landing
                                         46 Southfield Avenue
                                         Stamford, CT 06902

                  The Managers of the Reporting Person and their business addresses and present principal occupations are set forth below. Each individual is a citizen of the United States.

================================================================================
Name, Business Address                    Present Principal Occupation

--------------------------------------------------------------------------------
Joel A. Asen                              Private Investor
445 Old Academy Road
Fairfield, CT 06430

--------------------------------------------------------------------------------
John A. Garraty, Jr.                      Attorney
Kelley Drye & Warren LLP
101 Park Avenue
New York, New York 10178

--------------------------------------------------------------------------------
E.W. Plaut                                Private Investor
c/o Relco, Inc.
3 Stamford Landing
46 Southfield Avenue
Stamford, CT 06902
================================================================================